Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

August 14, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA
Tel: 202 3313100

SUPPL

Dear Mr. Dudek

We have submitted a letter to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sr. No.	Document	Regulation	Filed with
1.	Change in directorship	Clause 30 (a) of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

dw 8/20

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

August 13, 2009

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

This is to inform with regret the sad demise of Shri P. N. Ghatalia, Director of the Company, last night at his residence.

Accordingly this has caused a change in the Company's directorate.

Kindly inform your members.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
14 AUG 2009
CONTENTS NOT VERIFIED

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

KSE
Exemption No. 82-35007

TRANSMISSION VERIFICATION REPORT

TIME : 13/08/2009 17:36
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE,TIME	13/08 17:35
FAX NO./NAME	022723121
DURATION	00:00:36
PAGE(S)	01
RESULT	OK
MODE	STANDARD ECM